Exhibit 4.02

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of September 30, 2019, Brooks Automation, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended:  our common stock.

Description of Common Stock

The following description of our common stock summarizes the material terms of the common stock. It may not contain all the information that is important to you. For the complete terms of our common stock, please refer to our Restated Certificate of Incorporation (“restated certificate of incorporation”) and our Amended and Restated Bylaws, as Amended (“amended and restated bylaws”), which are incorporated by reference as exhibits to the Annual Report on Form 10‑K of which this Exhibit 4.02 is a part. The Delaware General Corporation Law may also affect the terms of these securities.

Authorized Capital Stock

Under our restated certificate of incorporation our authorized capital stock consists of 125,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share, of which 126,500 shares have been designated Series A Junior Participating Preferred Stock. We designated the Series A Junior Participating Preferred Stock in connection with a shareholder rights plan that has expired. Accordingly, we have no present intention to issue any shares of such stock.

Voting

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. Our common stock does not have cumulative voting rights.

Dividends

If our board of directors declares a dividend, holders of our common stock will receive payments from our funds that are legally available to pay dividends.

Liquidation and Dissolution

If we are liquidated, dissolved or our affairs are wound up, the holders of our common stock will be entitled to share ratably in all the assets that remain after payment of our liabilities and the liquidation preference of any then outstanding preferred stock.

Other Rights and Restrictions

Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of our common stock are fully paid and nonassessable.

Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “BRKS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, Inc.

Preferred Stock

Under our restated certificate of incorporation, we have authority, subject to any limitations prescribed by law and without further stockholder approval, to issue from time to time up to 1,000,000 shares of preferred stock, $0.01 par value per share, in one or more classes or series. Our board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each class or series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power or rights of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of the common stock.

Certain Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may issue these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, facilitating corporate acquisitions or for paying a dividend on our capital stock. The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Law and Certificate of Incorporation and By-law Provisions

Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation and amended and restated bylaws also provide that:

•	stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders;
•	stockholder action may not be taken by written consent in lieu of a meeting; and
•	special meetings of stockholders may be called only by our president or by our board of directors.

These provisions could delay, until the next stockholders’ meeting, actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because a person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder only at a duly called stockholders’ meeting, and not by written consent.

Supermajority Votes Required. The Delaware General Corporation Law provides that the vote of a majority of the shares outstanding and entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our restated certificate of incorporation provides that, except as otherwise provided in our amended and restated bylaws, any vote required by stockholders pursuant to the Delaware General Corporation Law, other than the election of directors, requires the vote of the holders of a majority of each class of stock outstanding and entitled to vote thereon, if recommended by a majority of the continuing directors (as defined in our restated certificate of incorporation) or, if not so recommended, eighty percent of each class of stock outstanding and entitled to vote thereon. In addition, our amended and restated bylaws provide that (a) any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at the election of directors, (b) stockholders may only change the number of our board of directors by vote of eighty percent of the shares of our voting stock outstanding and (c) in the case of an amendment to our amended and restated bylaws that reduces any voting requirement, such amendment shall require the vote that would have been required by such provision before such proposed amendment.

Business Combinations. Section 203 of the General Corporation Law of the State of Delaware is applicable to us. Section 203 restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation’s outstanding voting stock. Section 203 refers to a 15% stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquires 15% or more of our outstanding voting stock. With some exceptions, unless the transaction is approved by our board of directors and the holders of at least two-thirds of our outstanding voting stock, Section 203 prohibits significant business transactions such as:

•	a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder, and
•	any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of our capital stock.

The shares held by the interested stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

The prohibition against these transactions does not apply if:

•

prior to the time that any stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of our outstanding voting stock, or

•

the interested stockholder owns at least 85% of our outstanding voting stock as a result of a transaction in which such stockholder acquired 15% or more of our outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

Indemnification. Our restated certificate of incorporation provides that no director of our company shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Our restated certificate of incorporation further provides for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Our amended and restated bylaws provide that we may indemnify, and may advance expenses, to each covered person who is a party to, or was or is threatened to be made a party to, or is otherwise involved in any proceeding, as provided in our amended and restated bylaws and to the fullest extent permitted by applicable law.